February 13, 2020

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento
Mary Beth Breslin

Re:	Organovo Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 29, 2020
File No. 333-235683

Dear Mses. Sarmento and Breslin:

On behalf of Organovo Holdings, Inc. (the “Company” or “Organovo”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 7, 2020 relating to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Form S-4/A”).

On behalf of the Company, we are also submitting via EDGAR a revised Form S-4/A (the “Revised Form S-4/A”), and for the convenience of the Staff, we are providing to the Staff by courier copies of this letter and marked copies of the Revised Form S-4/A against the Form S-4/A.

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Amendment No. 1 to Form S-4

Background of the Merger, page 96

1.        We note your revised disclosure in response to our prior comment 4. Please disclose how the Organovo special committee considered the fact that Tarveda will still require substantial

February 13, 2020

additional funding to finance its operations. For example, in this regard, it appears this was a consideration in evaluating the proposal from Company L described on pages 111-12.

RESPONSE TO COMMENT 1:

We acknowledge the Staff’s comment and have revised the disclosure as requested on pages 109 and 110 of the Revised Form S-4/A to disclose how the Organovo special committee considered the fact that Tarveda will still require substantial additional funding to finance its operations.

Tarveda’s Product Pipeline, page 200

2.        We note your response to our prior comment 9. We believe that it is premature to include the two discovery stage programs in your pipeline table, particularly where there is minimal discussion of these programs in your disclosure. Please remove these programs from the table. We do not object to a discussion of each program below the table.

RESPONSE TO COMMENT 2:

We acknowledge the Staff’s comment and have revised the disclosure as requested on page 199 of the Revised Form S-4/A to remove these programs from the pipeline table.

3.        Please revise the pipeline table to reflect that you have yet to complete the Phase 1 portion of your Phase 1/2a trial for PEN-866 by shortening the line accordingly.

RESPONSE TO COMMENT 3:

We acknowledge the Staff’s comment and have revised the pipeline table on page 199 of the Revised Form S-4/A to shorten the line for the Phase 1/2a trial for PEN-866.

Madrigal Pharmaceuticals, Inc. License Agreement, page 204

4.        We note your disclosure that the royalties are payable, on a product by product and country by country basis, until the latest to occur of expiration of the last to expire valid claim covering such product in such country or expiration of regulatory exclusivity for such product in such country. Please revise your description of this agreement to clarify when the royalty term ends.

RESPONSE TO COMMENT 4:

We respectfully acknowledge the Staff’s comment and supplementally advise the Staff that, consistent with the disclosures beginning on page 204 of the Revised Form S-4/A, the royalty term is a function of (a) patent protection in a particular country and (b) regulatory exclusivity in such country. Accordingly, until such time Tarveda has an approved product in a particular country, it cannot with any certainty know when regulatory exclusivity will expire, or if such exclusivity will be later than the expiration of valid claims under the patents licensed from Madrigal. While we have revised the disclosure on pages 204 of the Revised Form S-4/A to add additional language regarding the patent protection (including the meaning of “valid claim”) and Tarveda’s current expectations of

February 13, 2020

the minimum duration of such royalty term based on current valid claims in specific jurisdictions to address the Staff’s comment regarding the end of the royalty term, we respectfully advise the Staff that Tarveda cannot, at this time, state with any certainty when the royalty term, if any, would end.

Unaudited Pro Forma Combined Financial Statements

Note 4. Adjustments to Unaudited Pro Forma Combined Balance Sheet as of September 30, 2019, page 270

5.        We note your response to our prior comment 14. Please tell us how you reflect the issuance of Organovo common shares to effect the reverse merger in the pro forma balance sheet. In this regard, pro forma adjustment F appears to reflect the conversion of Tarveda’s outstanding preferred stock into common stock, but it is not clear whether this adjustment also reflects the exchange of outstanding Tarveda common stock into Organovo common stock based on the exchange ratio set forth in the Merger Agreement.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, we have revised the unaudited pro forma balance sheet and related disclosure on pages 267 and 268, footnote 4, of the Revised Form S-4/A to reflect the exchange of outstanding Tarveda common stock into Organovo common stock based on the preliminary, assumed exchange ratio, calculated as described in the notes to the unaudited pro forma combined financial statements using the exchange ratio formula set forth in the Merger Agreement.

6.        As a related matter, pro forma adjustment F also includes the elimination of historical Organovo equity. Please reconcile for us the adjustment to remove $273.2 million in APIC to Organovo’s historical APIC balance of $304.3 million as of September 30, 2019.

RESPONSE TO COMMENT 6:

We acknowledge the Staff’s comment and supplementally advise the Staff that we have updated the pro forma financial statements to the most recent balance sheet date, December 31, 2019. In addition, we have revised the disclosure table for pro forma adjustment E on pages 267 and 268, footnote 4, of the Revised Form S-4/A to clearly present the components of the adjustments to APIC. In the Revised Form S-4/A, the elimination of Organovo’s historical APIC balance is offset by the effect of the reverse recapitalization on APIC. In the Revised Form S-4/A’s unaudited pro forma combined financial statements, we have presented separately the a) elimination of Organovo’s historical APIC balance of $304.3 million and b) the effect of the reverse recapitalization on APIC of $28.8 million, which is the net carrying value of Organovo as of December 31, 2019 less $0.1 million recorded for the par value of Organovo common stock.

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February 13, 2020

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Please do not hesitate to contact Jeff Thacker at (858) 436-8064 or jthacker@gunder.com, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Jeffrey C. Thacker
Jeffrey C. Thacker

cc:	Craig Kussman
Taylor Crouch
Jennifer Bush
Organovo Holdings, Inc.

Jeffrey R. Vetter
Ryan J. Gunderson
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Andrew J. Fromkin
Tarveda Therapeutics, Inc.

Miguel J. Vega
Marianne C. Sarrazin
Cooley LLP